UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934


                           AMBER OPTOELECTRONICS CORP.
                          2283 ARGENTIA ROAD, UNIT # 8
                          MISSISSAUGA ON L5N5Z2, CANADA
                        TELEPHONE: 905 824 5306 EXT. 203
                             FACSIMILE: 780 665 6194



Federal ID. No       Cusip No.      Number of Employs     Number of Shareholders
     N/A                                  36                       418

   ISSUER'S EQUITY SECURITIES                           TRANSFER AGENT
           COMMON STOCK                           OLDE MONMOUTH STOCK TRANSFER
         $0001 Par Value                         200 MEMORIAL PARKWAY, SUITE 101
   50,000,000 Shares Authorized                    ATLANTIC HIGHLANDS NJ 07716
30,878,850 Issued and Outstanding                       Tel: 732-872-2727


Securities to be registered under Section 12(b) of the Act: Title of each class to be so registered:
          None

Name of each exchange on which each class is to be registered:
          N/A

Securities to be registered under Section 12 (g) of the Act

Title of Class:  Common Stock, par value $.001

PART I.........................................................................3
      The Company..............................................................3
      Business of Issuer.......................................................3
      Current client base......................................................4
      The Company's Current Available Technology...............................4
      Competition..............................................................4
      New Technologies.........................................................4
      Recent Developments......................................................5
      Business Strategy........................................................5
      Regulation...............................................................5
      Employees................................................................5
      Reports to Security Holders..............................................5
      Risk Factors.............................................................5
      Forward-looking Statements...............................................7
   Item 2 Plan of Operations...................................................7
      Overview.................................................................7
      Plan of Operation........................................................7
   Item 3 Description of Property..............................................7
   Item 4 Security Ownership of Certain Beneficial Owners and Management.......8
   Item 5 directors and executive officers, promoters and control persons......8
   Item 6 Executive Compensation...............................................9
   Item 7 Certain Relationships and Related Transactions.......................9
   Item 8 Description of Securities............................................9
PART II.......................................................................10
   Item 1 Market Price of and Dividends.......................................10
   Item 2 Legal Proceedings...................................................10
   Item 3 Changes in and Disagreements with Accountant........................10
   Item 4 Recent Sales of Unregistered Securities.............................10
   Item 5 Indemnification of Directors and Officers...........................10
FINANCIAL STATEMENT...........................................................11
PART III......................................................................22
   Signatures.................................................................22

PART I
ITEM 1 DESCRIPTION OF BUSINESS

THE COMPANY

On December 28, 2004, the 418 shareholders of Kerrie Holding Co. exchanged shares with Kerrie Acquisition Corp. and the un-certificated, book-entry interest in Kerrie Holding Co. received one share of Kerrie Acquisition Corp. for each share of record held. On January 5, 2007 Kerrie Acquisition, Corp exchanged shares with Amber Optoelectronics Inc. Amber Optoelectronics Inc. was entitled to use the exemption provided by Section. 504 of the Securities Exchange Commission, relative to the exchange of its shares and other transactions as described in such FORM D. A valid conforming FORM D was filed On January 19, 2007 by Amber Optoelectronics Inc. Amber Optoelectronics Inc. filed registration with the state of Delaware on January 05, 2007.

In an agreement entered into on December 29, 2006 between the shareholders of Amber Optoelectronics Inc. (USA) and Amber Optoelectronics Inc. (Canada), whereby the shareholders of Amber Optoelectronics Inc. (Canada) received from shareholders 14,278,850 of their common shares of Amber Optoelectronics Inc.
(USA) in exchanged for all business and corporate records of Amber (Canada) including but not limited to correspondence files, bank statements, checkbooks, savings account books, minute books, minutes of shareholders and directors meetings, financial statements, shareholder listings, stock transfer records and agreement and contracts. Following the closing, Amber Optoelectronics Inc. (Canada) became a wholly owned subsidiary of Amber Optoelectronics Inc.(USA).

On January.22, 2007, Amber Optoelectronics Inc. issued from treasury 15,800,000 restricted common shares from treasury, to the shareholders of Mei Pao Optoelectronics Co. Ltd. in exchange for their share interest in Mei Pao Optoelectronics. As part of that exchange Mei Pao Optoelectronics Co. Ltd. shareholders .transferred their shares and assigned to the Issuer, all of Mei Pao Optoelectronics Co. Ltd. assets, including its inventory, products and contracts. As a result of the exchange agreement, Mei Pao Optoelectronics Co. Ltd. will operate its business as a wholly owned subsidiary of Amber Optoelectronics Inc. (Canada). This action was only an exchange of stock and there was no sale of stock. This was not a Reg. D offering. There were no solicitations of Shareholders. On February 5th 2007, 800,000 common shares were issued from treasury to Visionary Investment Group Inc. for consulting service, 14,278,850 are held by non affiliated shareholders and 15,800,000 shares are restricted and held by directors for a total of 30,878,850 common shares issued and outstanding.

BUSINESS OF ISSUER

Mei Pao Optoelectronics Co. Ltd., is a Taiwan corporation with its core technology derived from YI Shiang Plastics.

Founded in 1999, YI Shiang is the leader in plastic extrusion technology for the key components of diachronic DVD Players and 15"&17" LCD flat screens for computers. Armed with substantial R&D and manufacturing experience, Mei Pao Optoelectronics was created to apply the Taiwan patented technologies in the backlighting components of LCD's into viable commercial products.

After several years of high growth in 2005, the LCD/PC monitor has already occupied 70% of the market share vs. CRT. The mainstream monitor also grew in sizes from 14", 15" to the current 17" with evidence of going to 19" as the mainstream product of the future. With the 6th generation of LCD production factories coming on stream, to further increase the yield thus lowering the production cost, the obvious growth pattern will continue. Currently 32" LCD/TV is the mainstream product, but the trend is toward 42" and beyond in the near future.

Therefore, from area growth with demand growth prospective, the long-term trend of the Back/Light Module industry will be quite favorable. The Back/Light Module consists of LGP Diffusion Film, Brightness Enhance Film, Reflection Film, and the outside frame. Second only to the Color Filter Panel, the Back/Light Module is used to change the light direction, enhancing panel brightness to guarantee even brightness and light mix. The Prism performs the light refraction to the panel which promotes brightness. The optical material mentioned above accounts for 60~70% of the module raw material cost. The technology developed by Amber Optoelectronics Inc. can reduce the production cost by 20 to 25% of the Back/Light Module.

CURRENT CLIENT BASE

Tsinghua Tongfang Co. Ltd.  Shulin City, Taiwan
Founder Electronics. Beijing, China
Key Mouse Electronics. Guangdong, China
Clevo Co.  Sun Chung City, Taipei Hsien, Taiwan
Everspring Industry Co. Ltd.  Kweishan, Tiawan
Weikeng Industrial Co. Ltd. Taipei, Taiwan
TZT USA Industries Inc.  Irvine, CA
Chun Electronics Corp. Ltd.  Taoyuan, Taiwan
Haier Group Co. Ltd.  Qingdao, China
Chi Mei Optoelectronics Corp.  Tainan, Taiwan
Sharp Group. Osaka, Japan
Toshiba Corporation, Tokyo, Japan

THE COMPANY'S CURRENT AVAILABLE TECHNOLOGY
The Company produces the Back/Light Modules for LCD displays.

The current Back/light module consists of Reflection Film, Light - Guiding Plate, Diffusion film, Brightness Enhance Prism Film, and the outside frame. Next only to the Color Filter Panel, the Back/Light Module is used to change the light direction, enhancing panel brightness to guarantee even brightness and light mixture.

The Prism in the Back/Light Module performs the light refraction to the panel which promotes brightness. The optical material mentioned above accounts for 60
- 70% of the module raw material cost. The Prism patented technology developed by Mr. Chen can reduce the production cost of the back/light module by 20 to 25%.

COMPETITION
The Company faces competition from other companies operating in the Back/Light Module for LCD screens. The LCD industry is highly competitive and is characterized by constant technological innovation. The Company's competitors include service Back/Light providers in the Flat Television and Computer monitor market, many of which have substantially greater financial and other resources than our company.

NEW TECHNOLOGIES
The Company may also face competition from other technologies and services, which are currently being introduced and may be introduced in the future. The continued acceptance of the services the Company plans to offer and anticipates offering may be adversely affected by the developments and availability of new technology which is always under development.

RECENT DEVELOPMENTS
The Back/Light Technology Patents for Republic of China was approved on the 5th. Day of January 2007. Patent applications of the Back-Lighting Panel for LCDTV has been submitted for approval in Taiwan, China, Korea and Japan with approval expected in the first half of 2007.

BUSINESS STRATEGY
The company's current installed production capacity for the Back/Light Module is 30,000 units a month. The company plans to develop a new production facility that will increase our production capacity by 40,000 units a month plus incorporate the new patented technology.

REGULATION
The Company is not in a position or industry, which requires any government approval.

EMPLOYEES
The Company currently employs 36 full-time with 22 part-time employees when needed..

REPORTS TO SECURITY HOLDERS
Prior to this filing, we have not been required to deliver annual reports to our security holders. To the extent that we are required to deliver annual reports to security holders through our status as a reporting company, we will deliver annual reports. Upon completion of this Form 10-SB, we intend to file annual and quarterly reports with the Commission. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. We will be an electronic filer and the SEC maintains an Internet Site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which may be viewed at http://www.sec.gov/.

RISK FACTORS
The Company is subject to various risks that may materially harm its business, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase the Company's common stock. If any of these risks or uncertainties actually occurs, the Company's business, financial condition or operating results could be materially harmed. In that case, the trading price of the Company's common stock could decline and you could lose all or part of your investment.

UNCERTAIN DEMAND FOR THE COMPANY'S PRODUCTS MAY CAUSE REVENUES TO FALL SHORT OF EXPECTATIONS AND EXPENSES TO BE HIGHER THAN FORECASTED THE COMPANY WOULD INCUR MORE MARKETING COSTS.
The Company is unable to forecast revenues with certainty because of the unknown demand from consumers for its product. If demand for the Company's product does not prove to be as competitive anticipated, revenues may be lower than expected and/or marketing expenses higher than anticipated, either of which will increase the time and capital the Company needs to achieve a profitable level of operations.

THE COMPANY MAY ACQUIRE OTHER COMPANIES, WHICH WILL REDUCE ITS INCOME IN THE EVENT THE COMPANY IS NOT ABLE TO INTEGRATE THEM INTO ITS EXISTING OPERATIONS.
As part of the Company's business strategy, it may make acquisitions of, or significant investments in, complementary companies, products or technologies. Any such future acquisitions would be accompanied by the risks commonly encountered in acquisitions of companies. The Company cannot guarantee that it would be successful in overcoming these risks or any other problems encountered with such acquisitions, and the Company's inability to overcome such risks could have a material adverse effect on its business, financial condition and results of operations.

NEW AND EXISTING COMPETITION MAY GAIN MARKET SHARE AND LIMIT THE COMPANY'S POTENTIAL GROWTH
The Company has great concern about competing firms entering its target markets. The Company recognizes tremendous value in being the first-to-market in many different geographical areas and market verticals especially since most of the location contracts are long-term in nature. There is no assurance that new or existing competitors will not adversely affect the Company's' business.

THE COMPANY'S ABILITY TO ACHIEVE PROFITABLE OPERATIONS IS DIRECTLY TIED TO THE COMPANY'S ABILITY TO ATTRACT AND RETAIN CUSTOMERS.
The Company has no way of predicting whether its marketing efforts will be successful in attracting customers, and acquiring substantial market share. If the Company's marketing efforts fail, it may fail to attract customers, which would adversely affect our business and financial results.

THE COMPANY COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL, WHICH COULD HAMPER ITS ABILITY TO GENERATE INCOME.
The Company has certain key employees who manage the Company's operations and, if the Company were to lose their services, senior management would be required to expend time and energy to replace and train replacements. In addition, the Company needs to attract additional high quality sales, technical and consulting personnel. To the extent the Company is smaller than its competitors and have fewer resources, the Company may not be able to attract the sufficient number and quality of staff.

THE COMPANY'S COMMON STOCK WILL BE A "PENNY STOCK," WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES DUE TO SUITABILITY REQUIREMENTS. The Company's common stock will be deemed to be "penny stock" as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 if it is listed for trading. These requirements may reduce the potential market for the Company's common stock by reducing the number of potential investors and by making broker-dealers less likely to effect trades in the common stock. This may make it more difficult for investors in the Company's common stock to sell shares to third parties or to otherwise dispose of them. This could cause the Company's stock price to decline. Penny stocks are stock:

- With a price of less than $5.00 a share; - That is not traded on a "recognized" national exchange;
- Whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ listed stock must still have a price of not less than $5.00 a share); or Issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years;

SEC Rule 15g-9 under the Securities Exchange Act of 1934 imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as an "established customer" or an "accredited investor." This includes the requirement that a broker-dealer must make a determination on the appropriateness of investments in penny stocks for the customer and must make special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could affect the market liquidity of the shares, which in turn may affect the ability of holders of our common stock to resell the stock.

THE COMPANY DOES NOT INTEND TO PAY ANY DIVIDENDS.
The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain any future profits from operations to fund growth and does not expect to pay any dividends in the foreseeable future.

FORWARD-LOOKING STATEMENTS
Information included or incorporated by reference in this registration statement may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

This registration statement contains forward-looking statements, including statements regarding, among other things (a) our growth strategies (b) anticipated trends in our industry (c) our future financing plans and (d) our anticipated needs for working capital. These statements may be found under "Plan of Operations" and "Description of Business," as well as in this registration statement generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this registration statement generally. Because of these risks and uncertainties, there can be no assurance the forward-looking statements contained in this registration statement will in fact occur.

ITEM 2 PLAN OF OPERATIONS

OVERVIEW
The Company is in production with clients and purchase orders. All costs and expenses associated with preparing and filling this registration statement and other operations of the Company have been paid for by the company.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until the Company successfully completes an acquisition or merger. Then, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

PLAN OF OPERATION
The company current installed production capacity for the Back/Light Module is at 30,000 units a month. We plan to develop a new production facility that will increase our production capacity by 40,000 units a month.

ITEM 3 DESCRIPTION OF PROPERTY
The Company's executive offices are located at 2283 Argentia Road Unit # 8 Mississauga, Ontario. L5L 5Z2, which consists of 800 sq. ft. at a cost of US$1250.00 per month. The Company leases 3/4 of an acre of land in Taiwan, where the factory is situated, for $1600.00 US per month. Mr. Chen owns the building which consists of 15,000 square feet of office and industrial space which was built at a cost of $550,000 US.

ITEM 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company capital stock, by the Company's directors and executive officers, and by all the Company's directors as a group, as of December 31, 2006.

(a) Security ownership of Directors:

Name                              Position            Age        No. of Shares
Jack C. Chen                      Director             38          7,500,000 *
Kelly Cheng                       Director             34          7,500,000 *
Wan-Jen Chung                     Director             41            200,000 *
*Restricted shares under Rule 144.

(b) Security Ownership of Management:
Name                         Position                             No. of Shares
Carmen McClelland            Chief Executive Officer                   200 *
John Campana                 President and Director                    200 *
George Parselias             Secretary/Treasurer                       200 *
* Restricted shares under Rule 144.

ITEM 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS The name, age, position, term and periods served of the Company's present officers and directors are set forth in the following table:

--------------------------------------------------------------------------------
Name                Age                              Term         Period
--------------------------------------------------------------------------------
Carmen McClelland   44     Chief Executive Officer   1 yr  January 2007- Present

--------------------------------------------------------------------------------
John Campana        44   President/Director          1 yr  January 2007- Present

--------------------------------------------------------------------------------
George Parselias    42   Secretary/Treasurer         1 yr  January 2007- Present

--------------------------------------------------------------------------------

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to electing directors. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws. The following is a brief summary of the business experience of the foregoing:

CARMAN MCCLELLAND, B.A., LL.B, CHIEF EXECUTIVE OFFICER
Carman McClelland graduated from the University of Windsor, Faculty of Law in 1983. He articled with a Toronto, Bay Street firm that specializes in representing management in employment matters. In 1987, Carmen was elected as the Member of Provincial Parliament for the Riding of Brampton North. Since 1995, Mr. McClelland has been practicing law in Brampton, Ontario and has, as part of his practice, provided government relations services to a large provincial private sector association as well as medium and small businesses. Carman supports his community by his active involvement with amateur sports, as a volunteer to various charities and member of his faith community, North Bramalea United Church. His business contributions include serving as Vice President of the Brampton Board of Trade and Executive Board Member of The Peel Law Association. As a Director of Amber Optoelectronics Inc., Mr. McClelland will afford the board the benefit of his expertise acquired over a long career as a public servant, and as an advisor to business management.

JOHN CAMPANA, President/Director
Diploma, Ryerson Polytechnical Institute (Ryerson University) - Technical Certifications in LAN Switching Technology, VOIP, ATM and Router. Mr. Campana is a skilled executive who currently is employed as Vice President Sales and Marketing by Star Navigation Systems Group Inc., a company specializing in aeronautical data transfer via satellite. John previously enjoyed a two-year position as Vice President of Sales for SolutionInc. From 1996 to 2000, he served as an executive for 3Com Corporation; two years as Director of Customer Service & Sales, followed by three years as North American Director of Business Development. John has a thorough understanding of the sales cycle, sales process and customer relationship management. These skills, combined with on-the job experience in technology solutions, networking products, software and customer service has honed his executive capabilities. John has enjoyed numerous business relationships that span many diversified sectors including government, aerospace, financial, medical and personal growth through education. As a contributor to our society, John sits on a number of Community Service Boards and is also an Advisor to the School of Business Management, Ryerson University.

GEORGE PARSELIAS, Secretary/Treasurer
Mr. George Parselias holds a Bachelor of Arts in Economics and both his CMA and CGA designation. While with a major Canadian financial services company, he was instrumental in creating forecasting and projection models for all business segments and summary five-year projection models. His success drew him to their US operation where he managed the US lease portfolio, the largest corporate business unit, valued at $250MM in revenues and $400MM in assets. He turned his attention to Baker Street Technologies, a software development firm that created a web-based supply chain management solution responsible for all operations including financial management and administrative function of the corporation, including finance, planning and budgeting, accounting and reporting, human resources, administration and legal. As Director of Finance, Mr. George Parselias is responsible for the financial structure of Amber Optoelectronics Inc. and the continued cost alignments and financial activities related to delivering shareholder value and driving profitability

ITEM 6  EXECUTIVE COMPENSATION
The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director or officer has accrued any expenses or compensation up to this time period.

ITEM 7 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
None

ITEM 8 DESCRIPTION OF SECURITIES
Common Stock

At any meeting of the shareholders, every shareholder of common stock is entitled to vote and may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting. Each shareholder shall have one vote for every share of stock entitled to vote, which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law or the Articles of Incorporation. All elections of directors shall be determined by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. Except as otherwise required by law or the Articles of Incorporation, all matters other than the election of directors shall be determined by the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of shareholders at which a quorum is present. The Company's articles do not provide for cumulative voting or preemptive rights. There are no outstanding options or warrants of any kind for the company's stock.

PART II

ITEM1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
There is no public trading market for the Company's common stock. As of this filing there are 454 holders of record of the Company's Common Stock and the Company had issued and outstanding 30,878,850 shares of Common Stock. Of these shares 14,278,850 are shares held by non affiliates and 15,800,000 shares are held by Directors and Officers of the company and 800,00 held by Visionary Investments.. No dividends have been declared on the Company's stock, nor does the Company foresee any dividends being declared in the near future. The Company does not have any equity compensation plans in place as of the date of this registration statement, and has no options, warrants or other convertible securities outstanding, as of that date.

ITEM 2 LEGAL PROCEEDINGS
The Company is currently not a party to any material pending legal proceedings and no such action by or to the best of its knowledge, against the Company has been threatened.

ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANT
There has been none.

ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES
The Company has not sold any shares.

ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Corporation shall indemnify its Officers, Directors, Employees and Agents in accordance with the following:

Section 1. Mandatory Indemnification of Directors and Officers. Each person who at any time is or was a director or officer of the Corporation, and who was, is or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding") which shall include any appeal in such a Proceeding, and any inquiry or investigation that could lead to such a Proceeding, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, partner, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent authorized by the General Corporation Law of Nevada as the same exists or may hereafter be amended from time to time (the "GCLN"), or any other applicable law as may from time to time be in effect (but, in the case of any such amendment or enactment, only to the extent that such amendment or law permits the Corporation to provide broader indemnification rights than such law prior to such amendment or enactment permitted the Corporation to provide), against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses (including court costs and attorneys' fees) actually incurred by such person in connection with such Proceeding. The Corporation's obligations under this Section 1 include, but are not limited to, the convening of any meeting, and the consideration of any matter thereby, required by statute in order to determine the eligibility of any person for indemnification. Expenses incurred in defending a Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding to the fullest extent permitted, and only in compliance with, the GCLN or any other applicable laws as may from time to time be in effect. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

The Corporation's obligation to indemnify or to prepay expenses under this
Section 1 shall arise, and all rights granted hereunder shall vest, at the time of the occurrence of the transaction or event to which such proceeding relates, or at the time that the action or conduct to which such proceeding relates was first taken or engaged in (or omitted to be taken or engaged in), regardless of when such proceeding is first threatened, commenced or completed. Notwithstanding any other provision of the Articles of Incorporation or these Bylaws, no action taken by the Corporation, either by amendment of the Articles of Incorporation or these Bylaws or otherwise, shall diminish or adversely affect any rights to indemnification or prepayment of expenses granted under this Section 1 which shall have become vested as aforesaid prior to the date that such amendment or other corporate action is taken.

Section 2. Permissive Indemnification of Employees and Agents. The rights to indemnification and prepayment of expenses which are conferred to the Corporation's directors and officers by Section 1 of this Article may be conferred upon any employee or agent of the Corporation if, and to the extent, authorized by its Board of Directors.

FINANCIAL STATEMENT

AMBER OPTOELECTRONICS INC.
December 31, 2006



                      AMBER OPTEOELECTRONICS INC.
                 Consolidated Condensed Balance Sheets

                                                              Note    31-Dec-06      31-Dec-05
                                                              ----    ---------      ---------

    ASSETS

Current Assets
         Cash and Cash Equivalents                              2,4   $      762   $   95,740
         Notes Receivable                                         4      875,353       72,240
         Accounts Receivable - Net of Allowance
               for Doubtful Accounts                              4      278,697      177,996
         Inventories                                            2,4    2,450,168    1,733,969
         Prepaid Expenses                                                 33,709        3,431
         Other Current Assets                                     4       35,602      192,384
                                                                      ----------   ----------
         Total Current Assets                                         $3,674,291   $2,275,760

Pension Fund                                                                 746         --

Property, Plant and Equipment,
         Net of Accumulated Depreciation                                 246,256      278,239

Goodwill                                                        2,4       15,785       19,131
                                                                      ----------   ----------
Total Assets                                                          $3,937,078   $2,573,130
                                                                      ==========   ==========

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
         Bank Overdraft                                           4   $1,256,290   $  290,005
         Notes Payable                                                   189,744      444,786
         Accounts Payable and Accrued Liabilities                        865,627      445,811
         Income Taxes Payable                                             21,304       33,025
         Fees on Deposit                                                 766,340        4,273
                                                                      ----------   ----------
         Total Current Liabilities                                    $3,099,305   $1,217,900

Long-Term Liabilities
         Long-Term Debts                                              $  304,957   $  120,931
         Stockholder Loans Payable                                        61,350      827,973
                                                                      ----------   ----------
         Total Long-Term Liabilities                                  $  366,307   $  948,904

Shareholders' Equity
         Common Stock, $0.306748 par value unlimited shares
               authorized - 1,000,000 shares issued and outstanding   $  306,748   $  306,748
         Legal Reserve                                                    10,011           59
         Retained Earnings                                               154,707       99,519
                                                                      ----------   ----------

Total Shareholders' Equity                                            $  471,466   $  406,326
                                                                      ----------   ----------

Total Liabilities and Shareholders' Equity                            $3,937,078   $2,573,130
                                                                      ==========   ==========



                          AMBER OPTEOELECTRONICS INC.
                Consolidated Statements of Stockholders' Equity
                 For The Twleve Months Ended December 31, 2006

                                                                                         Total
                                                                                         Stock-
                                         Number      Common     Legal   Unappropriated  holders'
                                       of Shares      Stock   Reserves     Earnings      Equity
                                       ---------      -----   --------     --------      ------


Balance - January 1, 2004               200,000   $  61,350   $    --      $    --      $  61,350
                                      =========   =========   =========    =========    =========

Net Income                                 --          --          --            590          590

Foreign Currency Translation Income        --          --          --           --           --
                                      ---------   ---------   ---------    ---------    ---------
Balance - December 31, 2004             200,000   $  61,350   $    --      $     590    $  61,940
                                      =========   =========   =========    =========    =========

Capital Increase                        800,000     245,398        --           --        245,398
Appropriation for Legal Reserve --         --            59         (59)        --
Cash Dividend                              --          --          --           (531)        (531)
Net Income                                 --          --          --         99,519       99,519

Foreign Currency Translation Income        --          --          --           --           --

Balance - December 31, 2005           1,000,000   $   306,748 $      59    $  99,519    $ 406,326

Capital Increase                           --          --          --           --           --
Appropriation for Legal Reserve --         --         9,952        --          9,952
Cash Dividend                              --          --          --           --           --
Net Income                                 --          --          --         55,188       55,188

Foreign Currency Translation Income        --          --          --           --           --
                                      ---------   ---------   ---------    ---------    ---------
Balance - December 31, 2006           1,000,000   $ 306,748   $  10,011    $ 154,707    $ 471,466
                                      =========   =========   =========    =========    =========



                          AMBER OPTEOELECTRONICS INC.
                 Consolidated Condensed Statement of Operations

                                                            31-Dec-06     31-Dec-05
                                                            ---------     ---------
Operating Revenues
  Sales Revenues                                           $ 8,525,837    $ 5,947,179
    Less: Sales Returns                                       (234,025)      (238,934)
    Less: Sales Allowances                                     (2,715)        (1,698)
                                                          -----------    -----------
  Total Net Revenues                                      $ 8,289,097    $ 5,706,547

Opertaing Costs                                             7,893,255      5,288,930
                                                          -----------    -----------
Gross Profit                                              $   395,842    $   417,617

Operating Expenses                                            300,876        304,875
                                                          -----------    -----------
Operating (Loss) Income from Operations                   $    94,966    $   112,742

Non-Operating Income
  Interest Revenue                                                291          1,809
  Foreign Exchange Gain                                          --           10,812
  Other Income                                                     58         16,104
                                                          -----------    -----------
                                                                  349         28,725
Non-Operating Expernses
  Interest Expense                                             (8,872)        (3,603)
  Foreign Exchange Loss                                          --           (5,172)
                                                          -----------    -----------
                                                               (8,872)        (8,775)

                                                          -----------    -----------
Income (Loss) Before Income Taxes                         $    86,443    $   132,692

  Provision for (Benefit From) Income Taxes                    21,304         33,173
                                                          -----------    -----------
Net (Loss) Income                                         $    65,139    $    99,519
                                                          ===========    ===========

Comprehensive Income
  Foreign Currency Translation Income                            --             --
                                                          -----------    -----------
Total Comprehensive Income (Loss)                         $    65,139    $    99,519
                                                          ===========    ===========

Net (Loss) Income Per Share - Basic and Diluted           $      0.07    $      0.10
                                                          ===========    ===========
Weighted Average Shares Outstanding - Basic and Diluted     1,000,000      1,000,000
                                                          ===========    ===========



                          AMBER OPTEOELECTRONICS INC.
                 Consolidated Condensed Statement of Cash Flows

                                                               31-Dec-06     31-Dec-05
                                                               ---------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (Loss)                                            $    65,139    $    99,519
  Non-Cash Adjustments
    Depreciation and Amortization Expense                           41,928         31,215
  Changes in Operating Assets and Liabilities
    Notes Receivable                                              (803,113)       (72,240)
    Accounts Receivable                                           (100,701)      (177,996)
    Inventories                                                   (716,198)    (1,626,555)
    Prepaid Expenses                                               (30,278)        (3,431)
    Other Current Assets                                           156,782       (171,840)
    Pension Fund                                                      (746)          --
    Notes Payable                                                 (255,042)       444,786
    Accounts Payable and Accrued Liabilities                       424,750        438,957
    Fees on Deposit                                                764,384         10,515
   Income Taxes Payable                                               --           33,025
                                                               -----------    -----------
NET CASH FLOWS FROM OPERATING ACTIVITIES                       $  (453,095)   $  (994,045)
                                                               -----------    -----------
NET CASH FROM INVESTING ACTIVITIES
  Decrease (Increase) in Property, Plant and Equipment         $    (4,387)   $   (11,782)
  Decrease (Increase) in Office Equipment                             --          (20,418)
  Decrease (Increase) in Other Property, Plant and Equipment       (15,637)      (236,475)
  Decrease (Increase) in Transportation Equipment                     --             --
                                                               -----------    -----------
NET CASH FLOWS FROM INVESTING ACTIVITIES                       $   (20,024)   $  (268,675)
                                                               -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Bank Advances and Repayments                                 $   966,286    $   290,005
  Increase in Long-Term Debt                                       184,027        120,931
  Stockholder Advances and Repayments                             (766,623)       689,936
  Cash Dividends                                                      --             (531)
  Issuance of Common Stock                                            --          245,399
                                                               -----------    -----------
NET CASH FLOWS FROM FINANCING ACTIVITIES                       $   383,690    $ 1,345,740
                                                               -----------    -----------
EFFECT OF EXCHANGE RATE CHANGES ON
  CASH AND CASH EQUIVALENTS                                    $    (5,551)   $      --
                                                               -----------    -----------
NET CHANGE IN CASH AND CASH EQUIVALENTS                            (94,980)        83,020
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      95,742         12,722
                                                               -----------    -----------
CASH AND CASH EQUIVALENTS, END OF PERIOD                       $       762    $    95,742
                                                               ===========    ===========


=========================================================================================
SUPPLEMENTAL DISCLOSURES
  Interest Paid, Excluding Capitalized Interest                $     8,872    $     3,603
  Income Taxes Paid                                                 21,304         33,173
                                                               ===========    ===========
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Long-Term Liabilities - Current Portion                      $   123,313    $    27,924
                                                               ===========    ===========

                           AMBER OPTOELECTRONICS INC.
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
--------------------------------------------------------------------------------

1.   REPORTING ENTITY AND ITS BUSINESS SCOPE
     Amber Optoelectronics Inc. ("the Company") was incorporated on June 24, 2004, as a company limited by shares under the law of the Republic of China ("R.O.C."). As of December 31, 2006, the Company registered its capital for $306,748 and issued 1,000,000 shares at par of $0.31, totaling $306,748.

     The company is engaged in the sale of electronics, electronic materials, and information software.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (1) ASSUMPTIONS OF CASH FLOW STATEMENTS
     Cash Flow Statement is comprised of cash and cash equivalents including cash on hand, petty cash, bank deposit, treasury bills purchased with a maturity of three months or less, negotiable certificate of deposit, commercial papers, ...etc.

     (2) ALLOWANCE FOR DOUBTFUL ACCOUNTS
     Allowance for doubtful accounts is provided based on the collectibility, aging and quality analysis of notes and accounts receivable.

     (3) INVENTORIES
     Inventories are stated at cost based on weighted average method when acquired, and stated at the lower of cost or market value based on gross method at the balance sheet date.

     (4) PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are stated at cost, and their appraisals are never valued. Significant renewals and improvements are treated as capital expenditures. Maintenance and repairs are charged to expense as incurred. When property, plant and equipment are disposed of, their original cost and accumulated depreciation are written off. Gains on the disposal of property, plant and equipment are recorded as non-operating income in the accompanying statements of income. In accordance with ROC Company Law, such gains, net of related income taxes are transferred to capital surplus in the subsequent year. Losses on the disposal of property, plant and equipment are presented as expenses in the accompanying statements of income.

Interest expense related to the purchase and construction of property, plant and equipment is capitalized and included in the cost of related assets.

Depreciation of property, plant and equipment is provided at the straight-line basis using the following useful lives of the respective assets:
Buildings: 40 years
Office equipment: 3~12 years
Other property, plant and equipment: 4~15 years
Machinery and equipment: 3~15 years

(5) INCOME TAX
The Company accounts for income taxes in accordance with ROC SFAS No.22 "Accounting for Income Tax". Deferred income tax liabilities are recognized for the income tax effects resulting from taxable temporary differences. The income tax effects resulting from deductible temporary differences, operating loss carryforwards and income tax credits are recognized as deferred income tax assets. Valuation allowance on deferred tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized. Tax credit related to investment in equipment that is provided based on the current period accepted method.

(6) FOREIGN CURRENCY TRANSACTIONS
Foreign currency transactions (Non-Delivery Forward) are recorded at the exchange rates prevailing at the transaction date. After monetary assets and liabilities denominated in foreign currencies are translated into New Taiwan dollars at the transaction date, the resulting gains or losses are reflected in the accompanying statement of income. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the date in accordance with ROC SFAS No. 14 "Accounting for foreign currency translation". Exchange gains or losses are included in the current year's results.

(7) NON-AMORTIZATION
Mold uploading and maintenance and significant office maintenance are stated at cost when acquired and depreciated accordingly by their respective useful lives of 5 years and 8 years.

3.   CHANGES IN ACCOUNTING PRINCIPLES AND THE EFFECTS
     There is no such change in accounting principle and its effects.

4.   CONTENTS OF SIGNIFICANT ACCOUNTS
     (1) CASH AND CASH EQUIVALENTS

                                ------------------------------------------------
                                   December 31, 2006       December 31, 2005
                                ------------------------------------------------
     Cash                                          $686                  $1,405
     Checking accounts                                -                  15,734
     Saving accounts                                 76                  70,488
     Foreign currency accounts                        -                   8,113
                                ------------------------------------------------
     Total                                      $9,5740                 $95,740
                                ================================================

(2)  NOTES AND ACCOUNTS RECEIVABLE

                                          December 31,2006     December 31, 2005
                                ------------------------------------------------
     Notes receivable                          $875,353                 $72,240
     Accounts receivable                        278,697                 177,996
                                ------------------------------------------------
     Total                                   $1,154,050                $250,236
                                ================================================

  All notes and accounts receivable mentioned above are not pledged.

(3)  INVENTORIES

                                 December 31, 2006       December 31, 2005
                                 -----------------------------------------
     Merchandise                      $1,135,624                   $10,067
     Finished goods                            -                    15,695
     Raw materials                     1,314,544                 1,708,207
     Scrap and waste                           -                         -
                                 -----------------------------------------
     Total                            $2,450,168                $1,733,969
                                 =========================================


  As of December 31, 2004, 2005 and 2006, inventories were not pledged or having insurance coverage.

(4)  OTHER CURRENT ASSETS

                                        December 31, 2006      December 31, 2005
                                        ----------------------------------------
     VAT paid (input tax)                      $2,974                   $660
     Excess VAT paid (overpaid VAT)            32,628                 65,577
     VAT tax return                                 -                 35,656
     Certificate of deposit-restricted              -                 90,491
                                        ----------------------------------------
     Total                                    $35,602               $192,384
                                        ========================================

  Certificate of deposit-restricted is the guarantee for opening the letter of credit.

(5)  PROPERTY, PLANT AND EQUIPMENT

                                           Cost               Accumulated            Book value
                                                              depreciation
                                        ========================================================
                DECEMBER 31, 2006
     -----------------------------------
     Machinery equipment                         $45,347          $14,749               $30,598
     Transportation equipment                     20,221            7,863                12,358
     Office equipment                             26,003            7,528                18,475
     Other property, plant and equipment         241,497           56,672               184,825
                                        --------------------------------------------------------
     Total                                      $333,068          $86,812              $246,256
                                        ========================================================
                DECEMBER 31, 2005
     -----------------------------------
     Machinery equipment                          40,961            8,042                32,919
     Transportation equipment                     20,221            4,493                15,728
     Office equipment                             26,003            3,194                22,809
     Other property, plant and equipment         225,860           19,077               206,783
     Total                                      $313,045          $34,807              $278,239
                                        ========================================================



  All above property, plant and equipment are not pledged.

  (6) SHORT-TERM BORROWINGS

----------------------------------------------------------------------------
                                  December 31, 2006         December 31, 2005
----------------------------------------------------------------------------
Short-term loans                      $1,133,077                    $50,811
----------------------------------------------------------------------------
Letter of credit loans                         -                    211,270
----------------------------------------------------------------------------
Long-term liabilities-current            123,213                     27,924
account
----------------------------------------------------------------------------
Total                                 $1,256,290                   $290,005
--------------------------------============================================

In 2006, the interest rates on the above short-term borrowings ranged from 3.81%~4.15%.

(7)  LONG-TERM DEBT

     ---------------------------------------------------------------------
                                                         December 31, 2005
     ---------------------------------------------------------------------
     Long-term loans payable                                $120,931
     ---------------------------------------------------------------------
      (a) Long-term loans in San Hsia Branch, Hua Nan Bank Amount: $153,374
          Period: October 27, 2005 ~ October 27, 2010 Interest rates: 5%
           Terms of payment: 5 years, 60 periods, per payment included principle and interest totaling to $2,894
       (b) Long-term loans in Hua Nan Bank Amount: $153,374 Period: January 21, 2006 ~ January 21, 2011 Interest rates: 3.81% Terms of payment: 5 years, 60 periods
       (c)Long-term loans in Hua Nan Bank
          Amount: $153,374
          Period: May 10, 2006 ~ May 10, 2011
          Interest rates: 3.81%
          Terms of payment: 5 years, 60 periods
   (d)Balance of long-term loans payable
     at December 31, 2005                             $148,854
         Less: Balance of long-term liabilities- current account      ($27,924)

         Certified balance of long-term loans payable
     at December 31,2005                              $120,930
         Balance of long-term loans payable
     at December 31, 2006                             $428,170
         Less: Balance of long-term liabilities- current account      ($123,213)
         Certified balance of long-term loans payable
           at December 31, 2006                              $304,957

  (8) CAPITAL STOCK

     ---------------------------------------------------------------------------
        DATE            CONTENT         AMOUNT OF              AMOUNT OF CAPITAL
                                        CAPITAL INCREASE
     ---------------------------------------------------------------------------
     July 1, 2004     Established                                  $61,350
     ---------------------------------------------------------------------------
     July 5, 2005     Increase at cash     $245,398               $306,748
     ---------------------------------------------------------------------------

As of December 31, 2006, the capital and issued capital amounted to $306,748 each and issued 1,000,000 shares at par of $0.31.

  (9) LEGAL RESERVE, UNAPPROPRIATED EARNINGS AND DIVIDEND POLICY
  The Company's articles of incorporation stipulate that the current year's earnings, if any, shall be distributed in the following order: a. Payment of all taxes and dues; b. Offset prior year's operation losses; c. Set aside 10% of the remaining amount after deducting items a and b as a legal reserve; d. Set aside 10% of the remaining amount after deducting items a, b and c as dividends for stockholders. e. After distributing items a, b, c and d above from the current year's earning, any portion of the remaining amount is allocated as follows: 0.01% as employees' bonus; and 99.99% as stockholder's dividends.

  (10) INCOME TAX
  The income tax expense (benefit) for the year of 2005 and 2004 are summarized

                                        December 31, 2006      December 31, 2005
                                    --------------------------------------------
     Deferred income tax assets or liabilities Temporary difference:
     Income tax expense:
     Income before tax                            $86,443              $132,692
                                    --------------------------------------------
     Taxable income                               $86,443              $132,692
                                    ============================================
     Income tax expense                          $694,512               $33,173

                                        December 31, 2006      December 31, 2005
                                    --------------------------------------------
     Income tax expense                          $694,512               $33,173
     Less: Prepaid income tax                           -                 (181)
                                    --------------------------------------------
     Accrued Income tax expense                  $694,512               $32,992
                                    ============================================

(11) OPERATING EXPENSES

     ---------------------------------------------------------------------------
                                          December 31,2006     December 31, 2005
     ---------------------------------------------------------------------------
     Payroll expense                            $92,086             $174,829
     ---------------------------------------------------------------------------
     Rent expense                                 3,331                1,841
     ---------------------------------------------------------------------------
     Office supplies                              6,637                4,292
     ---------------------------------------------------------------------------
     Traveling expense                              488                  540
     ---------------------------------------------------------------------------
     Freight                                      6,355               18,339
     ---------------------------------------------------------------------------
     Postage                                      7,738                1,138
     ---------------------------------------------------------------------------
     Repairs and maintenance                        996                  874
     ---------------------------------------------------------------------------
     Advertisement expense                        3,173                  971
     ---------------------------------------------------------------------------
     Utilities                                        -                   -
     ---------------------------------------------------------------------------
     Insurance                                   17,278                9,331
     ---------------------------------------------------------------------------
     Entertainment                               24,495                5,443
     ---------------------------------------------------------------------------
     Donation                                         -             -
     ---------------------------------------------------------------------------

     ---------------------------------------------------------------------------
     Taxes                                          320                  320
     ---------------------------------------------------------------------------
     Loss on uncollectible                                          -
     ---------------------------------------------------------------------------
     Depreciation expense                        41,929                5,011
     ---------------------------------------------------------------------------
     Amortization expense                             -             -
     ---------------------------------------------------------------------------
     Loss on export sales                             -             -
     ---------------------------------------------------------------------------
     Meal                                         1,822             -
     ---------------------------------------------------------------------------
     Employee welfare                                 -             -
     ---------------------------------------------------------------------------
     Research and development expense                 -             -
     ---------------------------------------------------------------------------
     Commission                                  13,396             -
     ---------------------------------------------------------------------------
     Training                                         -             -
     ---------------------------------------------------------------------------
     Other expenses                              80,832               81,946
     ---------------------------------------------------------------------------
     Total                                      300,876             $304,875
     ---------------------------------------------------------------------------

(12) TRANSACTIONS WITH RELATED PARTIES (a) Names and relationship
     ---------------------------------------------------------------------------
                 Name                             Relationship to the Company
     ---------------------------------------------------------------------------
             Jin-Wan Chen                          A director of the Company
     ---------------------------------------------------------------------------
            Chao-Wen Cheng                        A supervisor of the Company
     ---------------------------------------------------------------------------
      Yi Shian Plastic Co., Ltd                The same director of the Company
      --------------------------------------------------------------------------

      (b) Significant transactions with relates parties

          1. Cash flow with related parties to the Company

                                            2006
           NAME          MAXIMA BALANCE            DATE            ENDED BALANCE
       Jin-Wan Chen          $30,675           December 31            $30,675
      Chao-Wen Cheng         $30,675           December 31            $30,675

                                            2005
           NAME          MAXIMA BALANCE            DATE            ENDED BALANCE
       Jin-Wan Chen          $415,106           December 31           $415,106
      Chao-Wen Cheng         $412,868           December 31        m  $412,868

          2. Sales
          Details of sales with Yi Shian Plastic Co., Ltd during the year of 2005 and 2004 are as follows:

          ----------------------------------------------------------------------
                         2005                               2004
          ----------------------------------------------------------------------
             Amount              Percentage         Amount         Percentage
          ----------------------------------------------------------------------
             $4,508                 2.57%             $0               0%
          ----------------------------------------------------------------------

          3. Receivables
          ----------------------------------------------------------------------
                         2005                                2004
          ----------------------------------------------------------------------
             Amount              Percentage         Amount         Percentage
          ----------------------------------------------------------------------
             $4,733                61.67%             $0               0%
          ----------------------------------------------------------------------

(13) COMMITMENTS AND CONTINGENCIES
     As of December 31, 2006, there is no such significant commitment or contingency.

PART III


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBER OPTOELECTRONICS CORP.
(Registrant)

By: /s/ Carmen McClelland
--------------------------------------
Title:  President/CEO
Date:  April 5, 2007